UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

COMMON STOCK, $0.0001 PAR VALUE

To be applied

CUSIP NUMBER

William Tay

2000 Hamilton Street, #943

Philadelphia, PA 19130

Telephone/Fax: (215) 405-8018

E-mail: william.tay@hotmail.com

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

November 12, 2013

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

William Tay

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) o

(b) o

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization:

U.S.

Number	(7)	Sole Voting Power
of Shares		0
Beneficially
Owned by	(8)	Shared Voting Power:
Each		0
Reporting
Person	(9)	Sole Dispositive Power:
With		0

	(10)	Shared Dispositive Power:
		0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
o

(13)	Percent of Class Represented by Amount in Row (11): 0%

(14)	Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

Attn: Mark Uren, President

Melanthios Acquisition Corp.

c/o UREN Enterprises, LLC

7524 Glenturret Circle

The Colony, TX 75056

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name: William Tay

(b)	Address: 2000 Hamilton Street, #943
Philadelphia, PA 19130

(c)	Business consultant and private investor.

(d)	None.

(e)	None.

(f)	Citizenship: U.S.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, William Tay, sold 31,390,000 shares of the Issuer in a private transaction to UREN Enterprises, LLC, of The Colony, TX (“UREN”), and received the sum of $25,000 in cash. After the sale, Mr. Tay owns no shares of the common stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was for a change in control of the Issuer, based on a private sale of 31,390,000 shares of common stock of the Issuer by Reporting Person William Tay to UREN. The transaction closed on November 12, 2013.

As part of the acquisition and pursuant to the Share Purchase Agreement, the following changes to the Issuer's directors and officers has occurred on November 11, 2013: 1) William Tay resigned as the Issuer's President, Secretary and Treasurer, effective November 11, 2013, 2) Mark Uren was appointed as the Company's new President, Secretary, Treasurer and Director, effective as of November 11, 2013 and 3) Mr. Tay then resigned as a member of the Board of Directors of the Issuer, effective November 11, 2013.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

William Tay beneficially owns no shares of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D/A, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Share Purchase Agreement, dated October 31, 2013, between William Tay, Melanthios Acquisition Corp. and UREN Enterprises, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:
Dated: November 13, 2013

	By:	/s/ William Tay
William Tay